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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ---------

                                   FORM 8-A/A

                                 AMENDMENT NO. 1



                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                    ---------

                             CHASE INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)




            DELAWARE                                    51-0328047
    (State of incorporation                          (I.R.S. Employer
       or organization)                           Identification Number)

       14212 COUNTY ROAD M-50
          MONTPELIER, OHIO                                43543
(Address of principal executive offices)                (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


          Title of each class                     Name of each exchange or which
          to be so registered                     each class is to be registered
          -------------------                     ------------------------------

  COMMON STOCK, PAR VALUE $.01 PER SHARE              NEW YORK STOCK EXCHANGE


Securities to be registered pursuant to Section 12(g) of the Act:  None




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         Chase Industries Inc., a Delaware corporation (the "Company"), hereby amends Item 1 and Item 2 of its Form 8-A Registration Statement filed October 13, 1994 (the "Registration Statement"), to read in their entirety as follows:

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The following is a summary of certain features of the Company's stock. This summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the Restated Certificate of Incorporation, as amended, of the Company (the "Certificate of Incorporation") and the Company's Restated Bylaws, copies of which are exhibits to this Registration Statement.

COMMON STOCK

         The Company is authorized by its Certificate of Incorporation to issue 36,310,000 shares of common stock, par value $.01 per share ("Voting Common Stock"), and 12,300,000 shares of nonvoting common stock, par value $.01 per share ("Nonvoting Common Stock" and, together with the Voting Common Stock, "Common Stock"). All shares of Common Stock are identical in all respects, except that holders of Nonvoting Common Stock have no voting rights except as may be required pursuant to the General Corporation Law of the State of Delaware. Each record holder of Nonvoting Common Stock is entitled to convert any or all of such holder's Nonvoting Common Stock into shares of Voting Common Stock on a share-for-share basis to the extent the conversion does not result in such holder or its affiliates, directly or indirectly, owning or controlling or having power to vote a greater number of securities of any kind issued by the Company than such holder and its affiliates are permitted to own, control or have power to vote under the Small Business Investment Act of 1958, as amended, the Bank Holding Company Act of 1956, and the regulations promulgated thereunder.

         The holders of shares of Voting Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. There is no provision in the Certificate of Incorporation for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the total voting power of the Voting Common Stock can, if they choose to do so, elect all of the directors.

         Each share of Common Stock is entitled to participate equally in dividends, as and when declared by the Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of preferred stock. The shares of Common Stock have no preemptive rights, redemption rights or sinking fund provisions and are not subject to calls, assessments or rights of redemption by the Company. Except for the right of holders to convert shares of Nonvoting Common Stock into Voting Common Stock, the shares of Common Stock have no conversion rights.

PREFERRED STOCK

         The Board of Directors of the Company is authorized, without further action by the Company's stockholders, to issue 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), from time to time in one or more series and to fix, as to any such series, the voting rights, if any, applicable to such series and such other designations, preferences and special rights as the Board Directors may determine, including dividend, conversion, redemption and liquidation rights and preferences. The Company is authorized by the Certificate of Designation of Series A Junior Participating Preferred Stock to issue 36,100 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"). The material terms of the Series A Preferred Stock are described below under "Rights to Purchase Series A Preferred Stock -- Series A Preferred Stock."

RIGHTS TO PURCHASE SERIES A PREFERRED STOCK

         On December 26, 2000, the Board of Directors of the Company authorized the issuance of one preferred share purchase right (a "Right") with respect to each outstanding share of Common Stock of the Company. The rights were issued on January 5, 2001, to the holders of record of Common Stock on that date. Each Right entitles

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the registered holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock at a price of $30 per one one-thousandth of a share of Series A Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of December 28, 2000, between the Company and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the "Rights Agent").

         Detachment of Rights; Exercise. Initially, the Rights will attach to all Common Stock certificates representing outstanding shares and no separate Right Certificate will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person, subject to the right of the Board of Directors to defer the occurrence of a Distribution Date upon the occurrence of an event described in this clause (ii).

         In general, a person becomes an Acquiring Person if such person or a group of which such person is a member acquires beneficial ownership of 20% or more of the outstanding Voting Common Stock, or any additional shares of the Common Stock in the case of any person or group that owned 20% or more of the outstanding Voting Common Stock as of December 26, 2000. Holders of shares of Nonvoting Common Stock are deemed to have beneficial ownership of the number of shares of Voting Common Stock into which such nonvoting shares are convertible.

         Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced, with respect to any shares of the Common Stock outstanding on January 5, 2001, by the certificates representing such shares with a copy of the Summary of Rights attached thereto, (ii) the Rights will be transferred with and only with the Common Stock, (iii) new Common Stock certificates issued after January 5, 2001, upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Stock outstanding as of January 5, 2001, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on December 26, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         If a person or group were to become an Acquiring Person, then each Right then outstanding (other than Rights beneficially owned by the Acquiring Person which would become null and void) would become a right to buy that number of shares of Voting Common Stock (or under certain circumstances, receive the equivalent number of one one-thousandths of a share of Series A Preferred Stock or other assets or securities of the Company) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right.

         If at any time after a person or group of affiliated or associated persons becomes an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its consolidated assets or earning power were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

         Series A Preferred Stock. The dividend and liquidation rights, and the non-redemption feature, of the Series A Preferred Stock are designed so that the value of one one-thousandth of a share of Series A Preferred Stock purchasable upon exercise of each Right will approximate the value of one share of Voting Common Stock. The shares of Series A Preferred Stock issuable upon exercise of the Rights will be non-redeemable and rank junior to all

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other series of the Preferred Stock. Each whole share of Series A Preferred
Stock will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of (i) $0.01 in cash, or (ii) 1,000 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to receive a preferential liquidation payment equal to the greater of (i) $10.00 per share, or (ii) an amount per share equal to 1,000 times the payment made on each share of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. Each whole share of Series A Preferred Stock shall be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and shares of Series A Preferred Stock shall generally vote together as one class with the Voting Common Stock, and any other capital stock, entitled to vote thereon on all matters submitted to a vote of stockholders of the Company.

         Antidilution and Other Adjustments. The number of one one-thousandths of a share of Series A Preferred Stock or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution.

         The number of outstanding Rights and the number of one one-thousandths of a share of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Exchange Option. At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and before the acquisition by a person or group of 50% or more of the outstanding shares of Voting Common Stock, the Board of Directors may, at its option, issue Voting Common Stock (or Series A Preferred Stock) in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Voting Common Stock (or one one-thousandth of a share of Series A Preferred Stock) for each Right then outstanding.

         Redemption of Rights. At any time prior to the time that a person or group has become an Acquiring Person, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $0.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         No Rights as Stockholder. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         Amendment of Rights. The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become an Acquiring Person, no such amendment may materially and adversely affect the interests of the holders of the Rights other than the Acquiring Person and transferees of the Acquiring Person.

         Nonvoting Common Stock. Upon any exercise or exchange of Rights distributed with respect to shares of Nonvoting Common Stock, at the option of the Company or the holder of such Rights, shares of nonvoting securities of the Company may be issued in lieu of any shares of voting securities of the Company otherwise issuable with respect to the Rights, which nonvoting securities shall be convertible into voting securities of the Company to the same extent as the shares of Nonvoting Common Stock are convertible into Voting Common Stock.

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ITEM 2. EXHIBITS.

3.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998), as amended by the Certificate of First Amendment to the Company's Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated May 14, 1997) and Certificate of Second Amendment to the Company's Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated May 26, 1998).

3.2 By-Laws of the Company (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K dated December 26, 2000, filed with the Securities and Exchange Commission on January 4, 2001).

4.1. Form of Certificate of Common Stock, par value $.01 per share, of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-83178)).

4.2. Rights Agreement, dated as of December 28, 2000, between the Company and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 26, 2000, filed with the Securities and Exchange Commission on January 4, 2001).

4.3. Certificate of Designation of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior Participating Preferred Stock, par value $.01 per share (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form 8-A dated January 5, 2001).

4.4. Form of Right Certificate (included as Exhibit B to the Rights Agreement filed as Exhibit 4.2 hereto). Pursuant to the Rights Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

4.5. Form of Summary of Rights to Purchase Preferred Shares (included as Exhibit C to the Rights Agreement filed as Exhibit 4.2 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution Date.

4.6. Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after January 5, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance (incorporated by reference to Exhibit 4.5 to the Company's registration statement on Form 8-A dated January 5,
         2001).


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                                     CHASE INDUSTRIES INC.



Date:  January 5, 2001                               By:  /s/ Martin V. Alonzo
                                                          ----------------------
                                                     Name:  Martin V. Alonzo
                                                     Title: President and Chief
                                                            Executive Officer



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                                  EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
 3.1      Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form
          10-Q for the quarter ended June 30, 1998), as amended by the
          Certificate of First Amendment to the Company's Restated Certificate
          of Incorporation (incorporated by reference to Exhibit 3.2 to the
          Company's Current Report on Form 8-K dated May 14, 1997) and
          Certificate of Second Amendment to the Company's Restated Certificate
          of Incorporation (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K dated May 26, 1998).

 3.2 By-Laws of the Company (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K dated December 26, 2000, filed with the Securities and Exchange Commission on January 4, 2001).

 4.1. Form of Certificate of Common Stock, par value $.01 per share, of the Company (incorporated by reference to Exhibit 4.1 to the Company's
          Registration Statement on Form S-1 (Registration No. 33-83178)).

 4.2. Rights Agreement, dated as of December 28, 2000, between the Company and Mellon Investor Services LLC, as Rights Agent, specifying the terms of the Rights, which includes the form of Certificate of Designation of Series A Junior Participating Preferred Stock as
          Exhibit A, the form of Right Certificate as Exhibit B and the form of the Summary of Rights to Purchase Preferred Shares as Exhibit C
          (incorporated herein by reference to Exhibit 99.1 to the Company's
          Current Report on Form 8-K dated December 26, 2000, filed with the
          Securities and Exchange Commission on January 4, 2001).

 4.3.     Certificate of Designation of Series A Junior Participating Preferred
          Stock setting forth the terms of the Series A Junior Participating
          Preferred Stock, par value $.01 per share (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form 8-A dated January 5, 2001).

 4.4.     Form of Right Certificate (included as Exhibit B to the Rights
          Agreement filed as Exhibit 4.2 hereto). Pursuant to the Rights
          Agreement, printed Right Certificates will not be delivered until as soon as practicable after the Distribution Date.

 4.5.     Form of Summary of Rights to Purchase Preferred Shares (included as
          Exhibit C to the Rights Agreement filed as Exhibit 4.2 hereto) which, together with certificates representing the outstanding Common Shares of the Company, shall represent the Rights prior to the Distribution
          Date.

 4.6. Specimen of legend to be placed, pursuant to Section 3(d) of the Rights Agreement, on all new Common Share certificates issued by the Company after January 5, 2001 and prior to the Distribution Date upon transfer, exchange or new issuance (incorporated by reference to Exhibit 4.5 to the Company's registration statement on Form 8-A dated
          January 5, 2001).